Prospectus Supplement No. 3 (To Prospectus dated April 21, 2017)	Filed pursuant to Rule 424(b)(2) Registration No. 333-216845

Cannabics Pharmaceuticals, Inc.

337,837 Shares of Common Stock

Pursuant to this prospectus supplement No. 3, the accompanying prospectus supplement filed May 31st, 2018, and the accompanying prospectus, we are offering 337,837 shares of common stock to YAII PN Ltd. at a price of $0.74 per share, pursuant to our previously announced Standby Equity Distribution Agreement, or SEDA, dated April 30th, 2018, with YAII PN, Ltd. Additionally we are registering these 337,837 shares representing $250,000.00 in proceeds we will receive from the sale of these shares. The purchase price for the shares issued under this Prospectus Supplement No. 3 is determined in accordance with the SEDA and represents 98% of the lowest daily VWAP during the five consecutive trading days after the date of the advance notice. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P.

These shares are being issued as part of the commitment by YAII PN Ltd. to purchase, from time to time, at our option, up to $10,000,000 of shares of our common stock pursuant to the SEDA.

We expect to issue the 337,837 shares to YAII PN, LTD. on or about August 22nd, 2018.

In addition to our issuance of common shares to YAII PN, LTD. pursuant to the SEDA, this prospectus supplement No. 3, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YAII PN, LTD. to the public. YAII PN, LTD. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended. For additional information on the methods of sale that may be used by YAII PN, LTD., see the section entitled “Plan of Distribution” of Prospectus Supplement dated May 31st, 2018.

Our common stock is listed on the OTC Bulletin Board Market under the symbol “CNBX”. The last reported sale price of our common stock on OTC Bulletin Board Market on August 17th, 2018 was $0.74 per share.

As of April 30th, 2018, the date that we entered into the SEDA, the aggregate market value of our outstanding common stock held by non-affiliates was $33,101,404 based on a per share price of $1.06, based on 31,227,740 shares of outstanding common stock. During the twelve calendar months prior to and including the date hereof, we have not offered any securities pursuant to General Instruction I.B.6. of Form S-3. This is the second drawdown as of the date of this prospectus supplement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-6 of Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

August 21st, 2018

THE OFFERING

Shares of Common Stock offered	337,837 shares of common stock of Cannabics Pharmaceuticals Inc.

Purchaser	YAII PN Ltd., pursuant to the Standby Equity Distribution Agreement dated April 30th, 2018.

Purchase price	$0.74 per share, for an aggregate of $250,000. The price per share is determined in accordance with the SEDA, and represents 98% of the lowest daily VWAP during the five consecutive trading days after the date of the advance notice. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P. The “advance notice” for this portion was delivered August 10th, 2018.

Settlement date	On or about August 22nd, 2018.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the continuation of our research, clinical trials, collaboration arrangements and general working capital needs. See “Use of Proceeds” in the accompanying prospectus supplement.

Symbol for our common stock on the Nasdaq Capital Market	“CNBX”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YAII PN, LTD. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.